Filed by Luna Innovations Incorporated

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Advanced Photonix, Inc.

(Commission File No. 1-11056)

Luna – API Merger

Summary of Q4 and Full Year 2014 Results
Q4 2014 - Results compared to Q4 of 2013
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Total revenue was $6.2 million, up 32%
•
Product and licensing revenue was $2.9 million, up 60%
•
Operating loss was $0.9 million, an improvement of $1.9 million
Full Year 2014 – Results compared to Full Year 2013
•
Total revenue was $21.3 million, up 16% over 2013
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Product and licensing revenue was $9.1 million, up 31% over 2013
Liquidity
•
Cash at December 31, 2014 was $14.1 million
•
Net decrease in cash in Q4 2014 of $313,000
•
Ended 2014 with $625,000 of debt
COMPANY CONFIDENTIAL

Advanced Photonix, Inc. Overview
A leading supplier of optoelectronic sensors, devices & instrumentation
•
Product platforms
•
High Speed Optical Receivers (components)
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OptoSolutions (subsystems)
•
Markets
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Telecommunications
•
Defense
•
Medical
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Industrial markets
COMPANY CONFIDENTIAL

Benefits of the Merger
•
We’ll be a bigger, better company with combined revenue of more than $50 million
•
We’ll have greater capability across a broader market base
•
We expect significant cost savings from having only a single public company infrastructure, which means that we’ll be better positioned for improved cash flow and profitability
•
We’ll have the opportunity to leverage API’s business relationships and they will be able to build from ours
•
We’ll be able to build on the strong foundation of Luna’s and API’s core products, which will allow us to continue to invest in our growth
COMPANY CONFIDENTIAL

Forward-Looking Statements
This presentation includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provision of the Private
Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from the future results, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of
Luna’s or API’s technology and intellectual property; potential costs savings and synergies from the merger; potential for greater profitability;
potential for future commercialization of their technologies; the competitive advantage afforded by Luna’s or API’s technology; the potential efficacy of Luna’s or API’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at http://www.sec.gov, and at the companies’ websites at http://www.lunainc.com and http://www.advancedphotonix.com. The statements made in this presentation are based on information available to Luna as of the date of this presentation and Luna undertakes no obligation to update any of the forward-looking statements after the date of this presentation, except as required by law.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
COMPANY CONFIDENTIAL
Additional Information

Important Additional Information Has Been and Will Be Filed with the SEC
Luna has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Luna and API that also constitutes a preliminary prospectus of Luna. The registration statement has not yet become effective. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.
INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT
DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.
Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the
SEC by Luna and API through the website maintained by the SEC at
www.sec.gov.
In addition, investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One
Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by calling 540-769-8400, and will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor,
Michigan 48104, Attention:  Investor Relations or by calling 734-864-5699.
Participants in the Solicitation
Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information regarding Luna's directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 16, 2015, and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014. Information regarding API’s directors and executive officers is contained in
API’s Annual Report on Form 10-K for the year ended March 31, 2014 and its proxy statement on Schedule 14A, filed with the SEC on July 11,
2014.
COMPANY CONFIDENTIAL
Additional Information